UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street

Fifth Floor Bermuda

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.

Exhibit	Title

99.1	Third Supplemental Indenture dated October 30, 2015 Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada, as trustee (the “Third Supplemental Indenture”) to the indenture dated as of October 10, 2012, as supplemented.

99.2	Guarantee dated October 30, 2015 by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada, as trustee, relating to the notes issued under the Third Supplemental Indenture.

99.3	Fourth Supplemental Indenture dated October 30, 2015 Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada, as trustee (the “Fourth Supplemental Indenture”) to the indenture dated as of October 10, 2012, as supplemented.

99.4	Guarantee dated October 30, 2015 by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada, as trustee, relating to the notes issued under the Fourth Supplemental Indenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: October 30, 2015

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary